UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Special Shareholder Meeting

Kornit Digital Ltd. (“Kornit” or the “Company”) hereby publishes notice of its 2018 annual general meeting of shareholders of the Company (the “Meeting”), which is scheduled to take place at 12:00 p.m. (Israel time) on Thursday, June 14, 2018, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

Shareholders of record at the close of business on Monday, May 14, 2018 are entitled to vote at the Meeting.

The agenda for the Meeting, the required majority for approval of the proposals at the Meeting, information concerning voting procedure and additional general information concerning the Meeting are all included in the Notice of 2018 Annual General Meeting of Shareholders that is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No. 333-203970, 333-214015, 333-217039 and 333-223794).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: May 10, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Notice of 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.

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